SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Contents

1. MESSAGE FROM MANAGEMENT	4
2. OUTLOOK	6
3. COVID IMPACTS	7
4. OPERATIONAL PERFORMANCE IN 2020	8
4.1 BRAZIL	8
4.2 UNITED STATES & EUROPE	17
4.3 MEXICO	20
4.4 CONSOLIDATED RESULT (FINANCIAL)	24
5. INNOVATION & TECHNOLOGY	33
6. VALUE LEVERS	35
7. CAPITAL MARKETS & INVESTOR RELATIONS	36
8. SUSTAINABLE DEVELOPMENT STRATEGY	37
9. ENVIRONMENT	38
10. SOCIETY	41
11. CORPORATE GOVERNANCE	46

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MANAGEMENT REPORT 2020

DISCLAIMER ON FUTURE STATEMENTS

This Management Report may contain prospective statements. These statements are not historical facts, they are based on the current vision and estimates by the Company’s management regarding future economic circumstances and other industry conditions, performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings, and from COVID on business, financial situation and operating results of the Company. The words “foresee”, “believe”, “estimate”, “expect”, “plan” and other similar expressions, when referring to the Company, are used to identify prospective statements. Statements regarding possible results of legal and administrative processes, implementation of operations strategies and financing and investment plans, direction on future operations, as well as factors or trends which can affect the financial condition, liquidity or operating results of the Company are examples of prospective statements. Such statements reflect the current views of the Company’s management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various premises and factors including general economic and market conditions, industry conditions and operational factors. Any change in such premises or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of the COVID pandemic on business, employees, service providers, shareholders, investors and all other individuals related to the Company may lead to results that in effect are significantly different from current expectations. Consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM), in particular the factors discussed in the sections for a full discussion of the risks and other factors that may impact any prospective statements contained in this document.

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MANAGEMENT REPORT 2020

MANAGEMENT REPORT

BRASKEM 2020

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, accompanied by the opinions of the Independent Auditors and the Audit Board, for the fiscal year ended December 31, 2020.

1.	MESSAGE FROM MANAGEMENT

The year 2020 was impacted by atypical uncertainties and volatility, influenced mainly by extraordinary external factors, such as: the COVID pandemic, the weaker global demand for fuels (which affected international oil prices) and the U.S. presidential election.

In this scenario, Braskem maintained discipline in its capital allocation, reinforcing its commitment to financial health and presented net cash generation of R$1,276 million in 2020, mainly due to (i) the strong operating recurrent results; (ii) the monetization of PIS/COFINS credits of R$1,786 million; and (iii) the reduction of the Company’s projected investments by 23%. These impacts were partially offset by the impact from working capital on cash flow in the first half of the year, given the cash consumption caused by the change in the feedstock profile, with lower volumes of imported naphtha.

As a result, corporate leverage measured by the ratio of net debt to recurring Operating Result in U.S. dollar stood at 2.94x in the end of 2020, presenting a significant reduction when compared to leverage at the end of 2019, which was 4.71x. This result was achieved due to the initiatives implemented by the Company under its deleveraging plan aiming to be reassigned as investment grade credit rating. The initiatives included: (i) the issue of Hybrid Bonds (subordinated debt) in July 2020, in the aggregate amount of US$600 million, with 50% equity treatment by Standard & Poor’s and Fitch Ratings; (ii) reducing fixed costs by approximately 9% compared to the same period of 2019; and (iii) optimizing working capital with key suppliers, in addition to the aforementioned factors that affected net cash generation.

In regard the global petrochemical scenario, the dynamics observed were more positive than initially expected by external consulting firms in early 2020, with thermoplastic resins spreads in the international market healthier in all regions where Braskem has production capacity. In 2020, new capacity startups for PE (-10%), PP (-9%) and PVC (-28%) were below the initial projections of external consulting firms made in early 2020.

On the operational front, the Company remained focused on operational and commercial efficiency at its units in Brazil, United States, Mexico and Germany. During the year, the Company adopted a series of measures to ensure its operating and commercial efficiency, such as temporarily reducing of capacity utilization in Brazil and the United States in the second quarter given the impacts from COVID, which was normalized as from the third quarter with the recovery in demand. On the commercial front, Braskem continued to focus on partnerships and close relations with Clients and on strengthening the entire petrochemical chain, ended 2020 with higher sales in its businesses in the United States, Europe and Mexico. In Brazil, the Company ended 2020 with higher sales in the domestic market but lower export volumes, which is explained by the prioritization of Brazilian sales.

From the strategic standpoint, the Company continued devoting efforts to: increasing its international footprint, diversifying its feedstock profile, making concrete contributions to sustainable development, maintaining discipline in its capital allocation, operational efficiency, maintaining competitiveness and its Governance and Compliance standards. The highlights of these efforts in the year include:

▪

Productivity & Competitiveness: (i) Improvement in the people safety performance and the best historical result in process safety; (ii) signing of new long-term feedstock agreements for all petrochemical crackers in Brazil; and (iii) creation of the Transform For Value Program, which captured annual savings of US$55 million[1]

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MANAGEMENT REPORT 2020

▪	Feedstock & Supplier Diversification: (i) Beginning of the complementary solution for importing ethane from the USA for the operation in Mexico (Fast Track); (ii) progress towards a more balanced feedstock profile, with reduced dependence on naphtha and with propylene being the most relevant feedstock for the Company
▪	Geographic Diversification: (i) startup of commercial production at its new PP plant in the United States (Delta), with rapid progress in the plant’s ramp-up process, which reached around 90% capacity utilization in 4Q20; and (ii) reaching 40% of resins production capacity (PE, PP and PVC) outside Brazil
▪	People, Innovation, Governance & Reputation: (i) Advance in the Financial Compensation and Support for Relocation Program in Alagoas; and (ii) conclusion of the external monitorship, after fulfilling all commitments undertaken with the US Department of Justice (DoJ), the Securities and Exchange Commission (SEC) Brazilian Federal Prosecution Office (MPF)
▪	Sustainability: (i) Increasing efforts to achieve the goals relating to eliminating plastic waste and combating climate change; and (ii) new record for global sales volume of biopolymers (~170 kt) and recycled resins (~10 kt)
▪	Capital Allocation / Financial Health: (i) Strong cash position, with sufficient liquidity to cover 84 months debt maturities; and (ii) implementation of the deleveraging plan initiatives, reducing leverage from 4.71x (2019) to 2.94x (2020).

With regard to the geological phenomenon in Maceió, Alagoas, Braskem reaffirmed its commitment to the safety of the people and communities located near its sites by moving forward with the Financial Compensation and Support for Relocation Program. By the end of 2020, approximately 9,200 families had been relocated and approximately 3,450 proposals for financial compensation had been presented by the Company, with an acceptance rate of 99.7%.

Additionally, the Company also signed two agreements with the competent authorities aiming at terminating the public-interest civil actions ("ACP") against Braskem related to the compensation of the residents ("ACP of Residents") and to the socio-environmental reparation ("ACP Socio-environmental") in the context of the geological event in Alagoas, as detailed below:

(A)	ACP of Residents as of April 2019: The second amendment to the agreement of January 3 was signed with the Alagoas State Public Defender’s Office (DPE), the Federal Prosecution Office in Alagoas (MPF), the Alagoas State Prosecution Office (MPE) and the Federal Public Defender’s Office (DPU) (“Agreement to Compensate Residents”). Upon court approval of the Agreement to Compensate Residents, the ACP of the Residents will be extinguished.
(B)	ACP Socio-environmental of August 2019: execution of the “Agreement to Extinguish the Socio-environmental Civil Action” with the MPF and MPE, as intervening consenting party (“Agreement for Socio-environmental Reparation”). With the court approval of the Agreement for Socio-environmental Reparation, the ACP Socio-Environmental will be terminated in relation to Braskem and related civil inquiries, including civil inquiry launched by the MPE in June 2020. Additionally, this agreement provides for the possibility of other interested parties joining, at the discretion of the parties.

¹ Amounts related to the initiatives in stage 4 (ramp-up), in which amounts are registered as they are realized, and stage

5 (concluded), after stabilization and/or internal audit, in accordance with the maturity follow-up methodology for the initiatives established by the Transform for Value Program.

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MANAGEMENT REPORT 2020

Accordingly, the Company accrued provisions during 2020, which amounted to R$9.2 billion at December 31, 2020, with R$4.4 billion recognized under current liabilities and R$4.8 billion under non-current liabilities. This amount refers to the implementation of actions relating to the geological event in Alagoas, and the Company cannot rule out future developments in the matter or the associated expenses, and the actual costs to be incurred by Braskem could differ from its estimates.

In addition, consistent with the challenges currently facing the planet and society and in line with the Company’s focus on sustainable development since its creation, in 2002, Braskem decided to expand the efforts to achieve its goals associated with combating climate change and eliminating plastic waste. In terms of climate change, the Company’s goal is to reach carbon neutrality by 2050, while also reducing its greenhouse gases emissions by 15% by 2030. To support the Circular Economy, Braskem will work to expand its I'm GreenTM portfolio to include, by 2025, 300,000 tons of thermoplastic resins and chemical products with recycled content and, by 2030, 1 million tons of these products. All of Braskem’s commitments are aligned with the UN Sustainable Development Goals for 2030 and the Paris Agreement on Climate Change.

In people management, Braskem remained focused on developing its team members and fostering diversity and equality, for which it received important recognition from Forbes. From among 750 companies in 45 countries, Braskem figured among the seven Brazilian companies featured on the list of the world’s best employers compiled by Forbes.

Acknowledgements:

The Management once again takes this opportunity to thank its Shareholders for the trust they place in Braskem, its Clients, who are fundamental partners in our aspiration to continue developing solutions in chemistry and plastics that improve people lives, and its Team Members, Partners and Suppliers for their dedication and competence, who are critical to ensuring accomplishments and results as Braskem continue to expand globally.

2.	OUTLOOK

After the global economic slowdown in 2020 due to the impact from the COVID pandemic, the latest IMF forecast points to a recovery in 2021, with global GDP growth projected at 5.5%. However, there are still uncertainties associated with the global economic recovery, including that growth could be lower than expected. The progress made in COVID treatments and vaccines, with control of new disease cases and of new virus variants, will be key to the economic recovery.

In this context, the Company will remain focused on creating value by: (i) restarting operations at its chlor-alkali and dichloroethane plants in Alagoas purchasing salt from third parties, resuming its integration in the vinyls business; (ii) expanding production capacity of green ethylene in Triunfo; (iii) assessing opportunities to expand the biopolymer business, led by I'm greenTM bio-based polyethylene; (iv) growing sales volume in Brazil due to the expected growth of Brazilian demand; (v) advancing the expansion project for importing ethane from the United States to the petrochemical complex in Mexico; (vi) implementing the initiatives of the Transform for Value Program; and (vii) maintaining disciplined capital allocation.

Under the new commitments relating to Sustainability, the priority actions will focus on (i) building a recycling line with production capacity of 14,000 tons of post-consumer resins, with startup expected for the fourth quarter of 2021; (ii) investing in projects to develop new technologies for chemical recycling; (iii) investing in energy efficiency and modernization initiatives, such as replacing steam turbines with electric engines and biomass-fired steam generation to replace fossil fuels; and (iv) researching a new production route for ethylene applying technology for capturing and using the carbon dioxide (CO2) emitted by industrial processes.

As for its other strategic actions for the year, Braskem will focus on six strategic pillars to surmount future challenges:

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MANAGEMENT REPORT 2020
▪	Productivity & Competitiveness: Focusing on caring for the health of team members and contractors, communities and the environment and on capturing continuous improvements in productivity and competitiveness in the current operations, with a focus on operational efficiency and cost leadership.
▪	Feedstock & Supplier Diversification: Finding constructive ways to solve the ethane shortage in Mexico and continuing to evaluate a definitive infrastructure solution for expanding ethane access in Mexico.
▪	Geographic Diversification: Implementing the commercial strategy of the new PP plant in the United States and maximizing synergies across the geographies where Braskem has industrial units.
▪	People, Innovation, Governance & Reputation: Continuing to make progress in the Financial Compensation and Support for Relocation Program in Alagoas and strengthening Braskem’s image and recognition with team members, clients, suppliers, investors and society.
▪	Sustainability: Demonstrating consistent progress in achieving the key metrics of the commitments undertaken for 2030 and 2050, especially those related to neutralizing carbon emissions and recovering plastic waste.
▪	Capital Allocation / Financial Health: Maintaining financial health and finding growth opportunities that leverage the creation of value for shareholders.
3.	COVID IMPACTS

In light of the advance of COVID, the Company adopted a series of measures to minimize impacts on its operations and commercial activities, especially in the second quarter of 2020, as well as taking actions to preserve cash and to ensure the health of team members.

OPERATION

During the second quarter of 2020, the capacity utilization rates in Brazil and in the United States were temporarily reduced to adjust to the weaker demand and to the destocking trend in the petrochemical and plastics production chains.

From the third quarter of 2020, as demand for resins recovered in the Brazilian market and for PP in North America, the capacity utilization rates of the petrochemical plants in Brazil and the industrial units in the United States normalized.

COMMERCIAL

In the second quarter of 2020, the global economic slowdown caused by COVID adversely affected sales of resins and chemicals in Brazil, especially in April, which returned to near-normal levels in June. In the United States, sales volume decreased in April and May, due to the high number of COVID cases in some states, and increased in June.

In the third quarter, in line with the strategy of the Brazil segment to prioritize the service to the Brazilian market, resin sales volume surpassed 1,050 ktons a new record for the operation in Brazil. In the United States, sales normalized, with the Company’s PP sales volume in the quarter surpassing 400,000 tons in the U.S. market.

In the fourth quarter, the Company sold over 1,000 ktons of resins in Brazil, which is approximately 17% above the Company’s historical average[2].

2 Considering the historical average since 1Q10.

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MANAGEMENT REPORT 2020

CASH PRESERVATION

The Company also adopted a series of cash-preservation measures to ensure the financial solidity, which include:

▪	Drawing down a revolving credit facility in the amount of US$1 billion in May 2020. In July, the Company pre-paid this revolving credit facility.
▪	Reducing fixed costs by around 9%.
▪	Reducing the investments projected for 2020 from US$721 million to around US$555 million, representing a 23% decline.
▪	Optimizing working capital with key suppliers.

PEOPLE HEALTH

Braskem also created a crisis committee to establish global procedures for protecting people’s health. Measures taken by the Company included:

▪	Recommending that all team members and contractors work from home.
▪	Recommending the suspension of visits by non-routine third parties and suppliers to Braskem’s facilities, and banning access to facilities by visitors or third parties returning from high risk areas.
▪	Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic.

4.           OPERATIONAL PERFORMANCE IN 2020

4.1 BRAZIL

4.1.1. PETROCHEMICAL SPREADS

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MANAGEMENT REPORT 2020

▪   PE Spread[3]: sharp increase in 2020 (+32%), mainly due to the 30% decline in the naphtha price, influenced by lower oil prices in the export market due to the global economic slowdown caused by COVID, which led to weaker oil demand. Meanwhile, the U.S. PE price did not as much as the feedstock prices and remained in line with 2019, mainly due to strong demand from the packaging sector, as well as supply constraints due to interruptions caused by hurricanes in the United States.

▪   PP Spread[4]: increase in relation to 2019 (+8%), since the decline in the PP price lagged the decline in the naphtha price in the year. As mentioned above, the naphtha price accompanied the drop in oil prices in the international market. Meanwhile, the PP price in Asia registered a lower decline (-11%), mainly due to strong demand in the region.

▪   PVC Spread[5]: sharp increase in 2020 (+48%), explained mainly by the lower prices of naphtha and U.S. EDC. Demand for U.S. EDC was affected by COVID, especially in 2Q20. Meanwhile, the Asia PVC price did not accompany feedstock prices and remained practically in line with 2019, mainly due to the solid demand from the recovery in industrial activity in China.

▪   Main Base Chemicals Spread[6]: decline of 19% in the year. The prices of all main basic chemicals fell in 2020 (in US$/ton) more than the naphtha price reference. Due to the COVID pandemic, demand for basic chemicals was heavily affected.

4.1.2 OPERATING OVERVIEW

a) Demand for thermoplastic resins (PE+PP+PVC): despite the economic downturn in Brazil, demand was stronger than in 2019 (+8%), mainly due to the recovery in resins demand that started in the end of 2Q20, driven mainly by the packaging, construction and hygiene & personal care sectors.

b) Average utilization rate at crackers: lower than in 2019 (-4 p.p.), mainly due to the temporary drop in demand and to the destocking trend in the petrochemical and plastics production chains in 2Q20 caused by the pandemic. This effect was partially offset by the normalization of industrial operations as from 3Q20.

3 (U.S. PE price – ARA naphtha price) * 82% + (U.S. PE price – 50% U.S. ethane price – 50% U.S. propane price) * 18%.

4 Asia PP price – ARA naphtha price.

5 Asia PVC price - (0.23 * 3 * ARA naphtha price) - (U.S. EDC price * 0.832).

6 Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%) – ARA naphtha price.

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MANAGEMENT REPORT 2020

c) Resins sales: in the Brazilian market, resin sales grew in relation to 2019 (+7%) due to (i) the stronger resin demand; (ii) the strategy of the Brazil segment to focus on serving the Brazilian market; and (iii) the inventory rebuilding trend in the chain due to acceleration of economic activity as from 3Q20. The reduction in exports (-24%) is explained by the focus of the Company on serving the Brazilian market, as well as lower availability of products for sale.

d) Main chemicals sales: in the Brazilian market, sales decreased (-4%) compared to 2019, given the weaker demand for basic chemicals caused by the COVID pandemic, which was partially offset by the economic recovery in the second half of 2020. Exports decreased (-24%) in relation to 2019, due to the strategy of prioritizing the Brazilian market.

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MANAGEMENT REPORT 2020

4.1.3 SITUATION IN ALAGOAS

a.            Operational

Average PVC utilization rate: considering Alagoas and Bahia plants, stood at 63% in 2020, down (-2 p.p.) from 2019, affected by global EDC supply constraints. In the year, the Company imported 90.2 thousand tons of EDC.

Sales Volume: sales of PVC in the Brazilian market came to 526 thousand tons, up (+7%) from 2019, explained mainly by the stronger demand from the construction sector. The Company imported 162 thousand tons of caustic soda in 2020 with the goal of serving the domestic market.

b.            Investment in resuming operations at chlor-alkali and EDC plants

To resume its chlor-alkali operations, the Company concluded the implementation of a project to purchase sea salt from third parties for use as feedstock in the chlor-alkali plants in Alagoas. The estimated cost of the project is approximately R$68 million, of which R$64 million already had been invested as of 4Q20. In February 2021, after concluding the commissioning process in accordance with the applicable safety standards, the Company announced the resumption of chlor-alkali production and dichloroethane at its chlor-alkali plant.

c.            Geological phenomenon - Alagoas

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383 million, of which R$1,450 million was recognized under current liabilities and R$1,933 million under non-current liabilities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”, and in conjunction with the MPE, DPE and MPF, the “Authorities”). The Agreement establishes cooperative actions for relocating residents from risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem, for the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing it of the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), which expanded the area to be relocated. On July 15, 2020, the Company and the Authorities signed the First Amendment to the Agreement to incorporate this expansion into the PCF.

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities (“Studies”) were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long run, which include areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the PCF, with the execution of the Instrument of Resolutions in October 2020.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

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MANAGEMENT REPORT 2020

On December 30, 2020, the Company and the Authorities executed:

(i)	the Second Amendment to the Agreement dated January 3, 2020 (“Agreement for Compensation of Residents”) through which the parties agreed to include in the Financial Compensation and Support for Relocation Program (“PCF”) the relocation of additional properties defined by the Map of Sectors of the Civil Defense, which was updated in December 2020 to consider, among other information, the areas with future surface impacts, including in the long term, according to the Studies and comprising the area affected and with potential to be affected by the geological event according to these documents; and
(ii)	the “Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation” and the “Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation” with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

As assessed by the Company and its external advisors, considering the short- and long-term effects of technical studies and the existing information and better estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2020 is R$9,176 million with R$4,350 million under current liabilities and R$4,826 million under non-current liabilities. On December 31, 2019, the provision was R$3,383 million, with R$1,450 million under current liabilities and R$1,933 million under non-current liabilities.

The following table shows the changes in the provision in the fiscal year:

The amounts included in the provision may be divided among the following action fronts:

a.	Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$5,227 million (R$5,195 million net of adjustment to present value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and the negotiation of individual agreements for compensation the residents and third parties affected.

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MANAGEMENT REPORT 2020
b.	Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation to be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are: conventional closure using the buffering technique, which consists of pressuring the cavity, a method adopted worldwide for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, which basically are as follows: (i) monitoring using sonar or through pressure and temperature measurement in salt cavities; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and e inclinometer.

The actions conducted by the Company are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM and, to date, is awaiting the agency’s determination on the measures to be adopted with regard to other wells.

The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The total provision for implementing the measures defined for the 35 wells is R$1,610 million (R$1,585 million net of adjustment to present value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

c.	Social and urban actions, in accordance with the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580 million (R$1,516 million net of adjustment to present value) for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, with R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions.

d.	Additional measures, for which the provision amounts to R$900 million (R$880 million net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company’s provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including timing changes, extension and way of execution; effectiveness of action plans, and the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

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MANAGEMENT REPORT 2020

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the mine closure plan are subject to the analysis and approval of ANM, the monitoring of results of the measures under implementation, as well as the changes related to the dynamic nature of geological events.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company. Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the municipality of Maceió, which will be negotiated over the coming months. To date, the Company cannot predict the results of any discussions or any of their associated costs.

Therefore, the Company cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the financial statements of the Company.

For more information, please see note 26 (“Geological event - Alagoas”) of the Consolidated Financial Statements of December 31, 2020.

d.            Financial Compensation and Support for Relocation Program

By 4Q20, around 9.2 thousand properties were vacated in the regions defined in the agreement. Of the bank account specifically for funding the Financial Compensation and Support for Relocation Program (“PCF”), in the amount of R$1.7 billion, approximately R$409 million already had been disbursed as of end- 2020. Expenses include mainly financial aid for relocation, rent allowance, compensation for pain and suffering, damages and lawyers’ fees.

In addition, in connection with the Agreement for Compensation of Residents, the Company and the DPE, MPF, MPE and DPU agreed to the transfer of R$1 billion to Braskem’s bank account specifically for funding the PCF, in 10 monthly installments of R$100 million each, starting in January 2021. In January and February 2021, the Company made two deposits of R$100 million each, with the other eight remaining deposits scheduled for the subsequent months.

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MANAGEMENT REPORT 2020

4.1.4 FINANCIAL OVERVIEW

A) NET REVENUE: net revenue in U.S. dollar declined (-20%) compared to 2019, mainly due to (i) lower prices for PP and the main chemicals in the international market; and (ii) the lower sales volume of the main basic chemicals in the Brazilian and export market. In Brazilian real, net revenue in 2020 was higher than in 2019 (+4%), mainly due to the Brazilian real depreciation against the U.S. dollar between periods.

Sales by sector (%)

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MANAGEMENT REPORT 2020

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): the lower COGS in U.S. dollar in 2020 compared to 2019 (-28%) is mainly explained by the lower prices of key feedstocks in the international market. That drop in prices was influenced mainly by the decline in oil and natural gas prices, which fell 36% and 21%, respectively, reflecting the impacts on demand from COVID. In Brazilian real, COGS in 2020 also decreased compared to 2019 (-7%), due to the Brazilian real depreciation against the U.S. dollar between periods.

In the year, COGS was impacted by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of US$171 million (R$803 million) and by the credit under the Reintegra Program of US$1.6 million (R$7.7 million).

C) SG&A EXPENSES: down in relation to 2019 (-38%), reflecting the lower costs with third-party services related to the geological event in Alagoas and with the independent monitorship.

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D) RECURRING OPERATING RESULT: accounted for 72% of the Company’s consolidated recurring Operating Result

4.2 UNITED STATES & EUROPE

4.2.1. Petrochemical spreads

▪   PP Spread in United States[7]: down slightly (-2%) in relation to 2019. During April and May, the region’s industrial activity was severely affected by physical distancing measures; however, as from July, activity picked up, as measured by the Purchasing Managers’ Index (PMI), which came in above 50, indicating expansion in industrial activity.

▪   PP Spread in Europe[8]: increased 5% in 2020. In the year, PP demand in Europe was affected by the pandemic, especially in the automotive industry. However, the decline in the propylene price in Europe outpaced the declined in the region’s PP price, influenced by the sharp drop in international prices for oil (-36%) and naphtha (-30%).

4.2.2 Operating Overview

a) Resins demand: in the United States, PP demand grew 2%, due to the inventory rebuilding trend in the production chain in the second half of 2020, which offset the negative impacts from the pandemic in 2Q20. In Europe, PP demand decreased 2%, due to the pandemic’s adverse effects on the world economy, especially the automotive industry.

7 U.S. PP Price – U.S. propylene price.

8 EU PP price – EU propylene price.

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MANAGEMENT REPORT 2020

b) Average utilization rate of PP plants: in the United States, the capacity utilization rate rose (+1%) with the normalization of operations at the region’s industrial units as from 3Q20, which offset the temporary slowdown in 2Q20. In Europe, the capacity utilization rate slightly also increased (+1%), explained by the operational problems in 2019.

c) Sales volume: increase of 2% from 2019, due to the higher supply of finished products in the United States and Europe.

d) Delta: in September, the Company started commercial production of polypropylene (PP) at its new plant in the United States (Delta). In 4Q20, the ramp-up process of this new plant improved significantly in terms of both production volume and quality of the material produced. The new plant registered production volume of 101 ktons and a capacity utilization rate of approximately 90%, based on quarterly production capacity of around 113 ktons.

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MANAGEMENT REPORT 2020

4.2.3 Financial Overview

A) NET REVENUE: in U.S. dollar, advanced 11% supported by higher sales volume both in the United States and Europe. In Brazilian real, net revenue grew 46%, reflecting the Brazilian real depreciation against the U.S. dollar between periods.

B) COST OF GOODS SOLD (COGS): increase of 15% in U.S. dollar, explained by the higher sales volume in the United States and Europe. In Brazilian real, COGS increased 50% on 2019, mainly due to Brazilian real depreciation against the U.S. dollar between periods.

C) SG&A EXPENSES: increase of 5%, due to higher expenses with selling and distribution.

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D) RECURRING OPERATING RESULT: accounted for 15% of the Company’s consolidated recurring Operating Result.

4.3 MEXICO

4.3.1. Petrochemical spreads

▪   PE spread in North America[9]: increase (3%) in 2020. The U.S. PE price was stable in relation to 2019, explained mainly by strong demand, especially from the packaging segment, and by supply constraints due to interruptions caused by hurricanes in the United States. Meanwhile, the price for ethane fell 12% given the product’s higher supply of this product in the region.

4.3.2 Operating Overview

a) Resins demand: declined (6%), reflecting the weak performance of the Mexican economy.

b) Average utilization rate of PE plants: 2% decline, explained by the shutdown in December due to the unilateral interruption of natural gas transportation by the Mexican government agency that is solely responsible for the country’s natural gas pipeline and transportation system.

In 2020, Braskem Idesa imported an average of approximately 33 ktons per day (average of 6,400 barrels/day) of ethane from the United States to complement the supply of ethane from Pemex, which corresponded to 10% of the PE capacity utilization rate of the Mexico Petrochemical Complex, which ended the year at 74%. In December 2020, Braskem Idesa completed an expansion of the Fast Track operation, which currently has an expected capacity of 20 thousand barrels per day of ethane, or about 30% of the total ethane requirement of the petrochemical complex.

9 U.S. PE price – U.S. ethane price.

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MANAGEMENT REPORT 2020

Situation in México:

In December 2020, the subsidiary Braskem Idesa was notified by the National Natural Gas Control Center ("Cenagas"), the Mexican government agency responsible for the natural gas pipeline and transportation system in the region, regarding the unilateral suspension of natural gas transportation, an energy input essential for the production of polyethylene at the Petrochemical Complex in Mexico. As a result, and respecting the safety protocols, Braskem Idesa immediately suspended its operations.

On January 7, 2021, the Company announced the partial resumption of polyethylene production by Braskem Idesa based on an experimental business model that follows all safety protocols and reduces the impacts on serving the demand from Mexico’s plastics industry.

According to Notice to the Market of March 1, 2021, Braskem Idesa signed with PEMEX and Cenagas the following documents to enable BI continued operation:

i.	a memorandum of understanding ("MoU") with PEMEX setting out respective understandings for the discussion of potential amendments to the Ethane Supply Contract and for the development of an ethane import terminal, subject to negotiation, entering into definitive documentation, approvals of BI's shareholders and creditors and with reservations of rights; and
ii.	an agreement for natural gas transport service with CENAGAS, with a term of 15 years, such term conditioned upon the execution of the definitive documentation referenced in item (i) above.

With the execution of these documents by BI, BI commenced to receive the service of natural gas transportation, which had been unilaterally terminated in December 2020, allowing the Company to use natural gas in its production process and electricity generation. Additionally, the existing Ethane Supply Contact between BI and PEMEX has not been modified. At the time, BI cannot predict the outcome of such discussions with PEMEX, its shareholders and creditors.

c) Sales volume: increase of 4% due to the higher supply of finished products available for sale.

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MANAGEMENT REPORT 2020

4.3.3 Financial Overview

A) NET REVENUE: in U.S. dollar, net revenue was in line with 2019, due to the stability in PE prices in the international market. In Brazilian real, net revenue grew in the period (+31%), reflecting the Brazilian real depreciation against the U.S. dollar between periods.

Sales by sector (%)

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MANAGEMENT REPORT 2020

Sales by region (%)

B) COST OF GOODS SOLD (COGS): down (-6%) in U.S. dollar, explained by the lower ethane price in the international market. In Brazilian real, COGS increased in the period (+23%), reflecting the Brazilian real depreciation against the U.S. dollar between periods.

C) SG&A Expenses: down (-4%) due to the weaker Mexican peso against the U.S. dollar.

D) Other income (expenses), net: includes an accounting provision of approximately US$119.1 million (R$612 million) relating to the write-off of the amount receivable from Braskem Idesa as payment for damages (“liquidated damages”) for the supply of ethane in volumes below that established in the Ethane Supply agreement signed with PEMEX in Mexico.

E) RECURRING OPERATING RESULT: accounted for 12% of the Company’s consolidated recurring Operating Result.

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MANAGEMENT REPORT 2020

4.4 CONSOLIDATED RESULT[10] (FINANCIAL)

NET REVENUE BY REGION

10 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

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MANAGEMENT REPORT 2020

CONSOLIDATED COGS

OTHER INCOME (EXPENSES), NET

The Company registered income of R$ 751 million in 2020, mainly due to: (i) the effects from the PIS/COFINS tax credit of R$311 million; and (ii) the recovery of taxes, mainly of INSS credits, of R$219 million.

In the year, the Company registered an expense of R$7,939 million. The higher expenses in relation to 2019, which is mainly explained by: (i) the accounting provision of R$6,902 million for the expenses associated with the geological event in Alagoas; and (ii) the accounting provision of approximately US$119.1 million (R$612 million) relating to the write-off of the amount receivable from Braskem Idesa as payment for damages (“liquidated damages”) for the supply of ethane in volumes below that established in the Ethane Supply agreement signed with PEMEX in Mexico.

RECURRING OPERATING RESULT

The recurring Operating Result of the Company was US$2,082 million, 38% higher than in 2019, explained primarily by: (i) the better spreads for resins in Brasil, PP in Europe and PE in Mexico; and (ii) the higher resins sales volumes in Brazil, which in 3Q20 registered a quarterly record in the Brazilian market, as well as the higher sales volume in the United States, Europe and Mexico. In Brazilian real, the recurring Operating Result was R$10,975 million, 85% higher than in 2019, due to the Brazilian real depreciation against the U.S. dollar.

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MANAGEMENT REPORT 2020

NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: increase of 28% in relation to 2019, explained by: (i) the higher balance of gross debt; (ii) the effect of the Brazilian real depreciation against the U.S. dollar on interest expenses; and (iii) the effect of derivative linked to feedstock operations.

Financial income: drop of 9% compared to 2019, due to the lower recognition, and the respective monetary update, of revenue referring to the PIS and COFINS debts overpaid in previous years.

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MANAGEMENT REPORT 2020

Net exchange variation: increase in relation to 2019 (+173%), explained by: (i) the expenses with the transition to hedge accounting of export revenue previously recorded under shareholders’ equity, in the amount of R$2,194 million; and (ii) the effects of Brazilian real depreciation against the U.S. dollar on average exposure in the amount of US$3,400 million that was not designated as hedge accounting.

Changes in financial instruments designated for hedge accounting

In 2020, the registered US$724 million (R$ 2.1 billion) in exports from a designated flow. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$5.0322.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have their prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On December 31, 2020, Braskem had a notional value of outstanding put options of US$2.1 billion, at an average exercise price of R$/US$4.33. At the same time, the Company also had a notional value of outstanding call options of US$1.5 billion, at an average exercise price of R$/US$5.94. The contracted operations have a maximum term of 24 months. The mark-to-market adjustment (fair value) of these Zero Cost Collar (ZCC) operations was a loss of R$145 million at the end of the year.

As a result of the depreciation of the Brazilian real in relation to the U.S. dollar in the year, the Company exercised in part the calls of the ZCC program. The effect on cash flow for the year was R$448 million.

BRASKEM IDESA

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MANAGEMENT REPORT 2020

Financial expenses: increase in relation to 2019 (+25%), explained by: (i) the effect of the Mexican peso depreciation against the U.S. dollar on interest in the period; and (ii) the higher expenses with derivative instruments associated with the interest rate swap operations under the Project Finance.

Financial income: decrease of 77% from 2019 due to the losses from long derivative positions recognized in these periods related to the interest rate swap operation under the Project Finance.

Net exchange variation: compared to 2019, was impacted by: (i) the effects of the Mexican peso depreciation against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,331 million; and (ii) the expenses with the transition to hedge accounting of export revenue previously recorded under shareholders’ equity, in the amount of R$472 million.

NET REVENUE/LOSS

In 2020, the Company recorded a net loss of R$6,692 million, explained mainly by the provisions related to the geological event in Alagoas in the amount of R$6,902 million and by the impact from of the exchange variation on the financial result due to given the Brazilian real depreciation against the U.S. dollar on net exposure of US$3,400 million. In this context, the amount of R$6,667 million related to the loss amount accounted in the year, after considering the effects of the amounts accounted directly in Accumulated Profits (Losses), as shown in the Shareholders Equity Statement for the fiscal year ended on December 31, 2020, it will be partially absorbed by the Company’s Capital Reserves and Profit Reserves, after approval at the annual general meeting, with the balances of such reserves being R$232 million and R$1,905 million, respectively, on December 31, 2020 to R$0 (zero) in both, under the terms of article 189, sole paragraph of Brazilian Corporation Law.

FREE CASH GENERATION

In the year, the Company registered positive net cash generation of R$1,276 million, mainly due to: (i) strong operating income; (ii) the monetization of PIS/COFINS credits of R$1,786 million; and (iii) the reduction in Company’s estimated investments of 23%. These impacts were partially offset by the impact of working capital on cash flow in the first half of 2020, which is explained by the cash consumption due to the change in raw material purchase profile, with lower volume of imported naphtha.

LIQUIDITY & CAPITAL RESOURCES

Braskem (ex-Braskem Idesa)

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MANAGEMENT REPORT 2020

On December 31, 2020, the average debt term was around 19 years, with approximately 50% of maturities concentrated after 2030. Meanwhile, the average weighted cost of debt was exchange variation + 5.3%.

Debt US$ million	dec/20 (A)	dec/19 (B)	Chg. (A)/(B)
Consolidated Gross Debt	**10.424**	**9.750**	*7%*
in R$	334	407	*-18%*
in US$	10.091	9.343	*8%*
(-) Debt - Braskem Idesa	**2.321**	**2.476**	***-6%***
in US$	2.321	2.476	*-6%*
(+) Leniency Agreement[1]	**393**	**468**	***-16%***
in R$	265	399	*-33%*
in US$	127	69	*83%*
(=) Gross Debt (Ex-Braskem Idesa)[2]	**8.497**	**7.742**	***10%***
in R$	599	806	*-26%*
in US$	7.898	6.936	*14%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa)[3]	**2.940**	**2.373**	***24%***
in R$	2.031	1.453	*40%*
in US$	909	919	*-1%*
(=) Net Debt (Ex-Braskem Idesa)	**5.557**	**5.369**	***3%***
in R$	(1.432)	(648)	*121%*
in US$	6.989	6.017	*16%*
Recurring Operating Result (LTM)[4]	**1.783**	**1.140**	***56%***
Net Debt/Recurring Operating Result (LTM)	**3,12x**	**4,71x**	***-34%***
Hybrid Bond - 50% equity[5]	312	-	*n.a.*
Net Debt (Ex-Braskem Idesa) with hybrid bond	5.245	-	*n.a.*
Net Debt/Recurring Operating Result (LTM) with hybrid bond	**2,94x**	-	***n.a.***

[1]Includes US$109 million of USD/IPCA SWAP

[2]Includes US$28 million of USD/CDI SWAP

[3]Does not consider the amount of R$1.5 billion destined to the Financial Compensation and Relocation Support Program in Alagoas and R$15 million residual from judicial block

[4]The Company modified its Recurring Operating Result calculation methodology as of 4Q19 to exclude non-recurring effects, the main one being PIS and COFINS credits (excluding the ICMS calculation base)

[5]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

The liquidity position of US$3,940 million is sufficient to cover the payment of all liabilities coming due in the next 84 months, considering the international rotating credit facility of US$1 billion available through 2023.

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MANAGEMENT REPORT 2020

Due to its strong cash position and with the objective of reducing gross debt levels, the Company announced in March 2021, the total redemption of the 7.375% perpetual bond, at face value, in the amount of US$ 500 million.

Risk-rating agencies:

In July 2020, the risk rating agencies Fitch Ratings and Standard & Poor's (S&P) upgraded the Company’s risk rating on the global scale to BB+, with a stable outlook. Meanwhile, Moody’s revised its outlook from stable to negative and reaffirmed the Company’s rating of Ba1.

Braskem reiterates that it maintains a solid cash position and debt maturity profile concentrated in the long term. The Company also reinforces its commitment to maintaining its liquidity position and cost discipline, while continuing to take measures to reduce its corporate leverage to regain its investment grade rating.

During 2020, Braskem implemented measures to reduce corporate leverage in order to recapture an investment-grade credit rating. Since the end of the second quarter of 2020, the Company has reduced significantly its corporate leverage, going from 7.11x to end the year at 2.94x.

In 2020, the Company made progress on the initiatives of its deleveraging plan and ended the year with the following achievements:

•	Issue of Hybrid Bond (subordinated securities) in July 2020, in the aggregate amount of US$600 million, treated as 50% equity by Standard & Poor's and Fitch Ratings.
•	Reduction of investments from US$721 million to approximately US$555 million in 2020, below the target of US$600 million.
•	Reduction of approximately 9% in fixed costs from 2019, near the target of ending 2020 with a reduction of 10%.
•	Monetization of approximately R$1.8 billion in PIS/COFINS credits in the year.

The initiatives contributed to reducing the Net Debt positions by approximately US$810 million and to increasing the recurring Operating Result by approximately US$90 million, which led to a reduction in the corporate leverage ratio of 0.63x.

Braskem Idesa

On December 31, 2020, the average debt term was around 5 years, with approximately 38% of maturities concentrated after 2029. Meanwhile, the average weighted cost of debt was exchange variation + 5.32%.

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MANAGEMENT REPORT 2020

Braskem Idesa has guarantees typical to Project Finance structures: debt service reserve account and contingent equity commitment. At the close of 2020, such guarantees corresponded to US$194 million and US$208 million, respectively.

In line with the Company’s Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

On the reporting date, there was one breach involving part of the nonpecuniary obligations established in the contracts. As a result, the entire balance of non-current liabilities, in the amount of R$6,539 million, was reclassified to current liabilities.

In accordance with the accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors has requested such early payment, and that Braskem Idesa has been paying on time all of its debt service obligations in accordance with the original amortization schedule.

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MANAGEMENT REPORT 2020

Furthermore, Braskem Idesa has been negotiating the approval of such breaches with its creditors to return the entire amount reclassified from current liabilities back to non-current liabilities.

INVESTMENTS

In line with the deleveraging plan and cash preservation strategy, the Company revisited its investments for 2020 and opted to reduce the amount from US$721 to approximately US$600 million. The Company closed the year with investments of approximately US$555 million, or 8% lower than the target of US$600 million.

Operating Investments 2020: the largest operating investments were made in the scheduled shutdowns in the United States and Europe.

Strategic Investments 2020: expenditures were allocated to the following projects: (i) construction of the new PP plant in the United States, in the amount of R$802 million (US$162 million), which accounted for 72.7% of total investment in strategic projects; (ii) upgrading of electrical infrastructure at the Neal plant in the United States; (iii) modernization of the electrical system of the petrochemical complex in the ABC region of Greater São Paulo; and (iv) resumption of chlor-alkali production in Maceió with the outsourcing of sea salt.

Investments in 2021

The capital expenditures planned by Braskem for 2021 amount to R$3,904 million (US$764 million), which includes primarily the scheduled maintenance shutdowns for the plants in the ABC region of São Paulo and in Rio Grande do Sul state and strategic projects such as expanding the biopolymers business and expanding recycled resins production capacity.

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MANAGEMENT REPORT 2020

Braskem Idesa

Braskem Idesa plans to invest R$175 million (US$34 million) during 2021 in projects for operating efficiency gains, such as the ethane import project, maintenance, productivity and HES.

5.	INNOVATION & TECHNOLOGY

Aligned with its commitment to drive continuous development in the petrochemical industry and plastics chain, Braskem maintains an Innovation department with 292 dedicated professionals. Today, it has 2 Innovation & Technology Centers, one in Triunfo, RS in Brazil and the other in Pittsburgh, PA in the United States, 1 Renewable Chemicals Research Center in Campinas, SP, 1 Process Technologies Development Center in Mauá, SP, 2 Technical Centers focusing on polymers, one in Wesseling in Germany and the other in Coatzacoalcos in México and 7 pilot plants. In December 2020, its portfolio was formed by 263 projects to develop new products, markets and processes.

A relevant portion of this pipeline is represented by longer-term projects of higher technological complexity, which are divided among programs for developing new technologies, creating new product families and expanding into new markets.

The importance of Braskem’s innovation program and its pipeline is demonstrated by the results of the launch of new polyolefins products in all regions, for which 17% of consolidated sales volume comes from products launched in the last five years. In 2020, 19 new resin grades were added to the portfolio, which include:

▪	Packaging – in flexible packaging, the polyethylene resin Flexus 9213S of the Flexus family offers high sealing and strength performance as well as the possibility of high-quality printing. Another highlight is the polypropylene resin Proxess H33, which offers excellent processability and mechanical and optical properties for biaxially oriented polypropylene (BOPP) films. For rigid packaging, to complement the RIGEO family, the resin HD1954M was launched, which offers an excellent balance of chemical strength and rigidity in blow molded packaging and containers;
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MANAGEMENT REPORT 2020
▪	Disposable masks and nonwovens in general – polypropylene resin PF350GQ for the fibers and nonwoven segment with excellent performance on high-speed machines, with the possibility of producing fibers that are thinner and superior mechanical properties;
▪	Automotive segment – launch of 4 new polypropylene resins for use primarily in vehicle interiors and exteriors (F165HC, F350HC, F1000HC2) and in battery casings (DCSP50.02);
▪	Infrastructure – resin HF3714XP for producing geomembranes with excellent processability, texturizing capacity and compliance with the segment’s regulatory requirements. For piping, the new polypropylene resin inspire 123 was launched to meet the highly demanding market of piping for sewers and drains;
▪	Pharmaceutical – PVC resin SP750RB to meet the technical and regulatory requirements for blister and container applications for the pharmaceutical industry.

Note that the Innovation & Technology team enjoyed other achievements in 2020, such as in Intellectual Property, with the filing of 26 new patents applications and 127 extensions. Today, the Company has 849 active patent applications, of which 351 have been granted patents.

Investments in assets dedicated to research and development came to over R$9 million in the Technology & Innovation Center (ITC) in Triunfo, RS, around R$32 million in the ITC in Pittsburgh, PA and R$1 million in the ITC in Wesseling in the Europe, which were used to automate laboratories, seeking not only productivity gains, but also access to new technologies.

Despite the impacts from COVID, it was possible to assist 246 clients in our technology center in Triunfo with over 12,000 analyses, in Pittsburgh with some 7,500 analyses for 57 clients and in Wesseling with 3,500 analyses for 56 clients.

The project to expand the ITC in Pittsburgh was concluded with the construction of 9 new Catalyst laboratories for total investment of around R$60 million (R$22 million in 2020 alone). The new laboratories will support research in chemicals, specialties and polyolefins, support the development of catalysis projects and polymer sciences and assist the analysis teams of the Technology Centers.

Advances were made in Biotechnology research, which focus on proof of concept of production routes for renewable solvents and plastics. Also because of its partnership with Dutch-based Haldor-Topsoe, the global leader in catalysts, in 2020, Braskem completed the first projection on a demo scale of renewable monoethylene glycol (bio-MEG), further reinforcing the Company’s commitment to expanding its portfolio of renewable productions.

In Additive Manufacturing, Braskem launched a portfolio with products in pellet, filament and powder form exclusively for the additive manufacturing industry, popularly known as 3D printing, which is a market in frank expansion. Braskem’s polypropylene (PP) solutions proved attractive and ideal for Fused Filament Fabrication (FFF) and Selective Laser Sintering (SLS) processes, given their recyclability, high reuse rates, excellent balance between impact strength and dimensional stability in finished products, while also permitting the 3D printing of parts with durable and lighter hinges due to their lower density compared to other types of plastics. Advances also were made in the capacity expansion projects of the 3D printing laboratories in Triunfo and Pittsburgh for researching and developing new products and supporting clients.

In 2020, to accelerate solutions for the circular economy, the efforts of the recycling platforms were increased to strengthen our reputation among sustainability leaders. The efforts included partnerships with (i) the University of Illinoi in Chicago (UIC) to make progress in a new production route for ethylene, the feedstock used to make thermoplastic resins. The route will incorporate technology for capturing and using carbon to remove CO2 emissions in existing industrial processes that otherwise would be released into the air; (ii) Encina Development Group (Encina), a leading supplier of solutions for the production of renewable chemical products, for building a long-term relationship to enable the production of circular recycled polypropylene; and (iii) Agilyx to explore the development and construction of a projection for recycling chemical products in North America.

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MANAGEMENT REPORT 2020

Three new products of the Eco-Premium family also were launched in 2020: Inspire 6023PN, Inspire 6123EN and Inspire 118. The new solutions will reduce clients’ energy consumption. Furthermore, the entire portfolio of Information & Technology (IT) projects was reviewed based on a sustainability index. The index incorporates the following topics: water, energy, chemical safety (process/product), greenhouse gas emissions and circularity. As a result of the analyses of IT projects, 80% of IT projects register a positive impact on the index.

6.	VALUE LEVERS

Transform For Value Program

In early 2020, Braskem created the Transform For Value (TFV) Program to coordinate, accelerate and give focus to the company's main improvement initiatives. Based on the concepts of a Transformation Office, which are often used by private equity funds in their investees, the program has four goals: (i) to consolidate visions, (ii) to prioritize initiatives, (iii) to accelerate the capture of gains and (iv) to communicate results.

The consolidated vision of the TFV Program encompasses the actions not only of the Transformation Office, but also the Digital Center and energy, continuous industrial improvement and Cost & Productivity (C&P) CAPEX projects. The program, which has a global scope, will focus currently on initiatives that can deliver gains by end-2023 and use a phase-to-phase scheme to manage and communicate the advances of each initiative.

In 2020, the TFV Program advanced in its implementation of the initiatives mapped to end the year with the capture of US$55 million/year[11]. For 2021, the Company’s goal is to advance in the program's activities to reach the capture of recurring gains of approximately US$160 million annually.

Lastly, the Company believes that estimated recurring gains by 2023 could reach approximately US$340[12] million annually.

Capacity Expansion & Energy Efficiency Projects

Project to expand biopolymers production capacity in the Triunfo Petrochemical Complex, in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using feedstock made from sugarcane ethanol and used to produce “I’m Green”TM resins, with operational startup expected for the end of 2022 and investments estimated at US$61 million. The Project is aligned with the Company’ goals of reducing its greenhouse gas emissions by 15% by 2030 and of reaching carbon neutrality by 2050, while also reinforcing its position as the global leader in biopolymers production to meet clients’ needs and drive growth in the Circular Economy.

Project to produce high-quality recycled resin

In partnership with Valoren, a company specializing in developing and operating technologies for transforming solid waste, Braskem will invest R$67 million in the construction of a recycling line with capacity to transform some 250 million pieces of packaging into 14,000 tons of high-quality, post-consumer resin per year. The project will be installed in Indaiatuba, in São Paulo state’s interior region, and is expected to start operations in the fourth quarter of 2021.

Energy efficiency project for ABC petrochemical complex

11 Amounts related to the initiatives in stage 4 (ramp-up), in which amounts are registered as they are realized, and stage 5 (concluded), after stabilization and/or internal audit, in accordance with the maturity follow-up methodology for the initiatives established by the Transform for Value Program.

12 Amounts estimated as of December 2020.

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MANAGEMENT REPORT 2020

In partnership with the German-based company Siemens, the Company is modernizing its ABC petrochemical complex, in São Paulo. With total estimated investment of R$275 million, the project includes replacing the steam turbines that currently meet the needs of the complex for high-speed electrical engines, developed with state-of-the-art and high-performance technology. The project reached completion of approximately 86%, with total investment of R$180 million to date. The modernization project is expected to be concluded during 2021.

Projects in Economic & Financial Feasibility Study

Opportunity to expand ethane imports in Mexico

Evaluation by Braskem Idesa of a complementary solution for importing ethane, whose scope consists of the construction of an import terminal for ethane and a pipeline to transport it to the petrochemical complex.

Opportunities to expand biopolymers business

Evaluation of opportunities to expand the biopolymers business by building new plants in Brazil and/or other regions, mainly for “I’m Green”TM polyethylene, which maintains the same properties, performance and versatility of conventional resins, with the competitive advantage of capturing up to 3.09 tons of carbon gas during its production process.

Opportunities to diversify feedstock profile and suppliers competitiveness through the use of Liquids and Pre-salt Natural Gas

Evaluation of opportunities for expanding the production capacity and diversifying the feedstock mix in southeastern Brazil based on new gas availability from the development of new gas outflow routes from the Pre-salt.

7.	CAPITAL MARKETS & INVESTOR RELATIONS

On December 31, 2020, Braskem’s share capital amounted to R$8,043,222,080.41, divided into 797,218,554 shares, as shown in the following table. Its common shares, class “A" preferred shares and class “B" preferred shares trade on the Sao Paulo Stock Exchange (B3), under the stock tickers “BRKM3,” “BRKM5” and “BRKM6,” respectively.

On the New York Stock Exchange (NYSE), its shares trade through the Level III ADR Program, under the ticker “BAK.” On the Madrid Stock Exchange, the shares trade through the Latibex Program, under the ticker “XBRK.”

In 2020, there were no material changes in the ownership structure of the Company in the year, such as capital increases, stock splits, reverse stock splits, bonus shares or capital decreases. On October 20, 2020, as announced to the market on October 23, 2020, a Alaska Investimento Ltda., through investment funds under its management, attained an equity position of 17,557,700 class “A" preferred shares issued by the Company, representing 5.09% of the total class “A" preferred shares issued by the Company Alaska further informed that the increase in the aforementioned equity interest is strictly for the purposes of executing financial transactions and does not seek to change the controlling group or the administrative structure of the Company. On December 31, 2020, Alaska’s held an equity position of 18,464,800 class “A" preferred shares, representing 5.35% of the total class “A" preferred shares issued by the Company.

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▪	B3 (Level I Corporate Governance) – BRKM5 & BRKM3 STOCK PERFORMANCE

In 2020, the Bovespa Index (Ibovespa), the main index tracking the performance of the B3 exchange, was adversely affected by the COVID pandemic, but staged a solid recovery to end the year with a gain of 2.92% from the closing price on December 30, 2020. The main factors contributing to the index’s positive performance were the series of cuts to the SELIC policy rate (from 4.5% at the year’s start to 2% at year-end), which reached a historical low, the advances in the development of COVID vaccines and the outlook for economic recovery.

The common shares (BRKM3) closed the year quoted at R$25.22 per share, down 20.04% from end-2019. The class "A" preferred shares (BRKM5) also declined, by 21.04%, in relation to the close of 2019, quoted at R$23.57 per share. The declines in the prices quoted for Braskem securities were basically influenced by the scenario of uncertainties caused by the pandemic, the latest developments associated with the geological event in the state of Alagoas, the loss of investment grade credit ratings from the main agencies and the situation of its subsidiary Braskem Idesa.

In the year, the highest one-day gains registered in the shares BRKM3 and BRKM5 were 19.39% and 31.75% in the trading sessions of April 14, 2020 and March 25, 2020.

The largest one-day declines registered in the shares BRKM3 and BRKM5 in the year were 24.47% and 22.82%, respectively, in the trading session of February 23, 2020, amidst a scenario of mounting uncertainties related to the pandemic and risk aversion that affected the entire financial market, the IBOVESPA reaching its lowest level in the year on said date.

BRKM3 common shares registered average daily trading volume of R$535,000 in 2020, compared to R$250,000 in 2019, representing an increase of 113%. The stock’s highest quote during the year was R$39.91 per share, on January 23, 2020, and it lowest quote was R$13.86 per share, on March 23, 2020.

In the year, average daily financial trading volume in BRKM5 increased by 5.5% in relation to 2019, from R$91.1 million to R$96.1 million per day. The stock’s highest quote during the year was R$39.00 per share, on January 23, 2020, and it lowest quote was R$10.07 per share, on March 23, 2020.

▪	LEVEL II ADR PROGRAM – New York Stock Exchange (BAK)

In 2020, the ADRs representing the class “A" preferred shares registered a decline of 39.12% in relation to 2019. The stock’s highest quote during the year was R$18.55/ADR, on January 23, 2020, and it lowest quote was R$3.86 per share, on March 23, 2020.

8.	SUSTAINABLE DEVELOPMENT STRATEGY

In 2020, topics involving Environment, Social and Corporate Governance (ESG) aspects gained a major role in discussions on the long-term strategies of companies and the stock market, mainly due to growing engagement by stock market participants in the topic.

Since its creation in 2002, Braskem has been committed to sustainable development principles. Through its strategy, Braskem works to prevent and mitigate risks and to capture business opportunities associated with environmental, social and governance aspects, which is aligned with its goal of improving people’s lives and the planet by creating sustainable and innovative solutions based on chemicals and plastics, working jointly with the entire value chain.

Furthermore, based on its Sustainable Development strategy ("SDS") and in line with the SD goals of the United Nations for 2030 and the Paris Agreement on Climate Change, Braskem announced to its shareholders and the market its commitment to expand its efforts to achieve the following goals related to mitigate climate change and eliminating plastic waste:

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(A) Goals to mitigate climate change:

- Achieve carbon neutrality by 2050;

- Provide a 15% reduction in carbon emissions by 2030.

(B) Goals for eliminating plastic waste:

- Expand its I'm greenT portfolio aiming to include 300,000 tons of thermoplastic resins and chemicals with recycled content by 2025; and, by 2030, 1 million tons of such products;

- By 2030, work to divert 1.5 million tons of plastic waste away from incineration, landfills, or the environment.

To achieve carbon neutrality, the Company's strategy will concentrate its actions on three fronts:

(i) reduction of emissions focusing on energy efficiency, and increasing the use of renewable energy in current operations, establishing partnerships focused on innovation and technology;

(ii) offsetting emissions with potential investments in the production of chemicals and polymers from renewable sources; and

(iii) capturing carbon emissions through research and development for the use of carbon emissions as a raw material.

Additionally, in the forefront of Circular Economy, Braskem will continue to pursue its mechanical and chemical recycling projects.

Braskem’s performance in ESG aspects in 2020 are presented below.

9.	ENVIRONMENT

In terms of environmental performance, the Company focused mainly on: (i) energy efficiency initiatives; (ii) renewable energy purchase agreements; (iii) expanding partnerships in chemical and mechanical recycling; and (iv) expanding the market for the I’m greenTM brand.

9.1 HIGHLIGHTS

▪	Green PE – Capacity Expansion: Braskem is starting a project at the petrochemical complex in Triunfo, Rio Grande do Sul to expand its green ethylene production capacity by 60,000 tons, for investment estimated at US$61 million.
▪	Energy Efficiency: Implementation of energy efficiency initiatives in the operations that consequently reduce carbon emissions and improve competitiveness. In one year, the projects implemented at the petrochemical in Bahia resulted in a reduction in energy consumption of 833 GWh, consequently reducing CO2 emissions in the period by 247,000 tons, which corresponds to 8% of the complex’s annual emissions.
▪	Renewable Energy: Long-term renewable energy purchase agreements were executed with Voltalia, Canadian Solar Inc. and Casa dos Ventos. A total of 4 agreements for purchasing competitive renewable energy were signed by the Company, surpassing the average volume contracted of renewable solar and wind energy of 100 MW, which puts Braskem close to achieving the estimated target of around 1.5 million tons of CO2 emissions avoided solely with these agreements, contributing to its goal of becoming carbon neutral by 2050.
▪	Mechanical Recycling: Advances in the mechanical recycling initiatives, including: (i) signing of a partnership Tecipar, a Brazilian company specializing in environmental engineering, to avoid over 2,000 tons of plastic waste annually from being discarded in the landfill of Santana do Parnaíba, São Paulo, which corresponds to 36 million units of polyethylene and polypropylene packaging; and (ii) in partnership with Valoren, a company specialized in developing and operating technologies for transforming solid waste, investment of R$67 million in the construction of a recycling line in the interior of São Paulo state with capacity to transform some 250 million packaging units into 14,000 tons of high-quality, post-consumer resin per year.

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▪	Chemical Recycling: Progress in research into the chemical recycling of plastics, through cooperation agreements signed with Fábrica Carioca de Catalisadores (FCC S.A.), the SENAI Institute for Innovation in Biosynthetics (SENAI CETIQT) and the Engineering Graduate Studies & Research Institute of the Federal University of Rio de Janeiro (COPPE/UFRJ).
▪	Alliance to End Plastic Waste: (i) formalization of the Regional Task Group in South America, of which Braskem is a leader and which works to support new AEPW initiatives in the region; and (ii) submission of 9 projects to be included in the first part of the commitment undertaken by Braskem with the AEPW to invest US$7.5 million by 2023 in projects and technologies to end the discarding of plastic waste into the environment, especially marine environments. All of the 9 projects were approved, bringing Braskem’s total investment to date to US$2 million.
▪	OCS Blue® Certification: Braskem completed the implementation stages of the Pellet Zero/OCS Program in 2020, with preparation for the audit and post-audit process in all Industrial and Logistics units in Brazil by the Plastivida certifier, obtaining OCS Blue® certification in December. OCS Blue® is a recognition for companies that stand out within the Operation Clean Sweep program, an international program designed to prevent the loss of pellets, flakes and powder by being contained, recovered and or discarded in order to help maintain this material outside the marine environment.

9.2 RECOGNITION & COMMITMENTS

▪	10 years of Green PE: Commemoration of Braskem’s first decade as the world’s leading producer of green polyethylene, which are resins made from ethanol and sold under the I’m greenTM brand. With annual production capacity of 200,000 tons, over the period the Company has avoided 5.54 million tons of CO2 emissions. In 2020, the brand was recognized by the United Nations Economic Commission for Latin America and the Caribbean (ECLAC) and the Global Compact Network Brazil as one of the most transformational cases in sustainable development in Brazil in the Industry & Energy category. It also was named the best sustainable initiative in the Sustainability Awards sponsored by the U.S. publication Chemical Week, during the Financial Outlook & Sustainability Forum.
▪	Climate Change Stock Indexes: Selected as a component of the Carbon Efficient Index (ICO2), which is composed of companies that present the best performance in the transparent reporting of their emissions and in preparing for the transition to a low-carbon economy. It also was selected a component of the Brazil CDP Index – Climate Resilience (ICDPR-70), which tracks the performance of the stocks of companies with good practices in climate change, in line with global trends and the recommendations of international agreements;
▪	RobecoSAM Sustainability Yearbook 2021: Inclusion, for the seventh straight year, in the Global Sustainability Yearbook of Standard & Poor’s, which now manages the Dow Jones Sustainability Index. The yearbook evaluated 7,000 companies from around the world, of which 243 were in the chemical industry, in which Braskem figured among the top 15% in terms of performance.
▪	Manifesto to Protect Amazonia: Signing of the manifesto to protect Amazonia. The document calls on government authorities to focus attention and effective actions on protecting Amazonia from illegal deforestation, among other measures, and constitutes a movement by Braskem in partnership with other large companies.
▪	CFO Principles: As part of the CFO Task Force of the UN Global Compact, Braskem undertook a commitment to implement the CFO Principles for integrating the UN Sustainable Development Goals (SDGs) into its financial management and investments. The initiative involves setting targets for Braskem’s commitments to the SDGs, and is aligned with the global strategy and with the Company’s goal of improving people’s lives by transitioning to sustainable development.

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9.3 CIRCULAR ECONOMY

I’m greenTM Sales

Sales of the I’m greenTM portfolio, which consist of biopolymers (PE Verde) and of recycled resins and chemical products, increased in 2020 in relation to 2019. Although the pandemic adversely affected demand in the first half of the year, sales of recycled products increased (+284%), explained by the expansion of the business in Brazil and in all geographies where Braskem operates, with sales of these products amounting to 9,067 tons. Green PE sales set a new record of 170 thousand tons, increasing in relation to 2019 (+5%), supported by the strong demand for the product, especially in Europe and Asia.

▪	Brazil: higher sales of recycled resins in relation to 2019 (+165%) due to (i) stronger demand for this product; and (ii) the expansion in production capacity following the new partnerships signed with recyclers.
▪	United States & Europe: increase in relation to 2019 (+172%), given (i) the continuous growth in the client base; and (ii) the launch of recycled resin sales in Europe.
▪	Mexico: increase compared to 2019, due to the launch of recycled resin sales in the region, which registered strong demand in 4Q20, mainly from the plastic compounds and chemicals segment.
▪	Green PE: The capacity utilization of the green ethylene petrochemical complex was 87%, the highest rate since its startup in 2010 and higher in relation to 2019 (+9 p.p.), explained by the plant’s restarting after the scheduled maintenance shutdown and by stronger demand. Green PE sales grew in relation to 2019 (+5%), given the higher supply and stronger demand for biobased products, especially in Europe and Asia.

Operational Eco-efficiency:

In 2020, the ecoefficiency indicators of Braskem’s plants were affected in general by the decline in production volume resulting from the weaker demand caused by the pandemic, the suspension of operations at the chlor-alkali plant in Alagoas state and the closure of the chlor-alkali plant in Bahia.

A highlight was the indicator for the effluents discharge, which fell (-6%) in relation to 2019, explained by: (i) the optimization of process, which led to lower water consumption by cooling towers; (ii) the redefinition of parameters in the effluents system to consider the higher reuse of stormwater runoff; (iii) the segregation of the effluents of third-party service providers; and (v) the startup of water reuse projects.

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Another highlight was energy consumption, which declined in absolute terms by approximately 3% compared to 2019, which is explained by the energy efficiency projects in Camaçari, BA involving the electrification of equipment and the automation of processes using mathematical and statistical models to optimize energy consumption.

In 2020, the actions within the Operation Clean Sweep program, together with other actions of contention of pellets on industrial sites, contributed with approximately 2,000 tons of pellets, flakes, and plastic powder, collected in the areas of bagging, shipping, internal warehouses, external warehouses and recycling centers, distribution, preventing them from reaching rivers and seas.

10.	SOCIETY

To Braskem, safety is a nonnegotiable value. Given the scenario marked by the pandemic, in 2020, the Company’s actions focused on: (i) implementing changes in work dynamics to ensure the health and safety of people; (ii) continuing to implement initiatives to improve operational safety in the plants and operations; (iii) advancing in the implementation of the value proposition BeUx; and (iv) assuring support for local communities through an effective program involving volunteer work, private social investments and actions to combat the pandemic.

10.1 HEALTH & SAFETY

The effort to drive continuous improvement in Health and Safety results made progress in 2020, with integrated actions to provide physical, emotional and social support to team members during the pandemic.

Occupational Health & Safety

The focus in 2020 was on managing the COVID pandemic through actions to guarantee the continued safety of Braskem’s team members and operations over the course of 2020.

▪	Pandemic assistance actions: centered on developing medical assistance protocols, plans with workplace safety rules and team member and partner communication and training actions, which were created and implemented over the course of the year. Braskem worked to implement best practices through benchmarking with peers and the protocols established by national and international public health agencies. It also implemented in its teams and throughout the organization care actions to ensure physical, mental and social wellbeing, and supported working from home for team members, with efforts including delivering chairs and peripherals to ensure good workplace ergonomics in the home.

Occupational Safety

The Total Recordable Injury Rate per million hours worked, considering both Team Members and Partners, was 0.95, while the Lost Time Injury Rate per million hours worked, considering both Team Members and Partners, was 0.17, which represent reductions of 37% and 56% in relation to the indicators in 2019, respectively. Key initiatives follow:

▪	Human Reliability Program: The program aims to reduce the propensity for faults and losses in operations and to maximize production and operational efficiency at Braskem supported by the integration of people and technologies in processes. In 2020, we implemented various actions to prevent accidents and raise awareness in leadership teams;
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MANAGEMENT REPORT 2020
(i)	Training of over 1,000 leaders at Braskem and in third-party service providers in Human Reliability principles to disseminate the culture of this important topic;
(ii)	Creation of a working group formed by leaders at Braskem and third-party companies to mobilize teams and encourage better planning of work tasks and ensuring mindfulness in activities. The HES teams of partner companies were trained in the human reliability principles for their application in day-to-day routines.
▪	Management of Contractors: the HES management process for contractors was reformulated in 2020 with implementation planned for 2021. The processes for pre-approving suppliers and the HES assessments of service providers were revised to include the applicant’s safety performance as an important criteria of the selection process.

Process Safety

The Tier 1 accident rate per million hours worked was 0.07 in 2020, which represents a 53% decline in relation to 2019 and the lowest rate of the last four years. The rate places Braskem on par with its peers in the global chemical industry considered industry references in safety in 2020. The Tier 2 rate in 2020 was 0.43, compared to 0.74 in 2019, which represents a decline of 42%. The actions that made this possible included:

(iii)	Near-miss accidents: Improvement in the processes for registering events and conducting critical analyses at units;
(iv)	Mechanical Integrity: enhancing the management of assets by implementing activities to guarantee that key pieces of equipment are always adapted to the planned application over its useful life, in its specific operation. The program integrates the corporate, reliability and industrial efficiency teams and prioritizes plants and other areas based on the need to improve process safety;
(v)	Risk Analysis: efforts to minimize the most important risks at industrial units, including in-depth studies to map risks and engineering and investment studies focusing on mitigating the risks identified.
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MANAGEMENT REPORT 2020

Logistics Safety

During the year, Braskem focused on actions involving traffic safety, logistics human reliability, virtual technical workshops and digitizing and simplifying internal processes. The highlights included:

▪	Road Safety: unification of road safety management, which began to adopt in nonhazardous cargo transportation the same processes and controls already adopted for hazardous cargo transportation, which increased the robustness, scope and depth of the process;
▪	Logistics Risks Studies: second cycle of the objective study to identify risks and define control barriers to prevent accidents involving logistics operations. The study encompassed 29 freight carriers of hazardous and nonhazardous cargo, 150 highway routes, 4 contracted port terminals, 8 external warehouses and 5 hazardous product vessels;
▪	External Audit: in compliance with the National Environmental Council (CONAMA), an external audit was conducted of all own terminals;
▪	Vetting Analysis: 525 technical analyses were conducted of the vessels submitted to Braskem, acting preventively to ensure the safety of maritime operations.

Chemical Safety

As a signatory to the Responsible Care Program®, Braskem is committed to excellence in health, environment and safety in order to improve people lives and to create sustainable solutions using chemical and plastics goods. Select highlights from Braskem’s chemical safety in 2020 follow:

▪	Chemical Safety: improvements to chemical safety communication by updating safety data sheets based on the applicable legislation. Implementation of a new system for automating safety data sheets, which improved communication with clients;
▪	New Product Process: (i) adoption of managerial process for managing the risks of products that incorporate chemical safety risks and mitigations as part of the assessment of new products and variables and new business opportunities; (ii) implementation of chemical safety aspects using sustainable scoring for the portfolio of innovation and technology projects;
▪	Public Engagement: participation in advocacy efforts through public consultations and commercial associations for regulations for managing new and emerging chemical products (LatAm countries, U.S. TSCA), regulatory aspects for the products of circular economy initiatives and global regulations for food contact to ensure the safety and conformity of Braskem products.

10.2 PEOPLE & ORGANIZATION

In 2020, the people development strategy continued with a focus on strengthening relations among the organization’s team members with the aim of improving people’s lives and offering a better experience in an increasingly diverse and inclusive workplace. In the context of the pandemic, Braskem expanded its efforts and became a model of readiness for responding to impacts on people’s lives.

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Caring for People

Created with the aim of offering a more human, empathetic, collaborative and solidary environment in the scenario of COVID, the program worked to minimize the impact from changes and to support operational continuity through 5 pillars: Mental Well-being, Physical Well-being, Social Well-being, Support for Remote Work and Professional Advancement. In all there were 26 livestreams with a 96% satisfaction rate and over 6,000 participations, representing a team member engagement rate of 40%. Also registered were nearly 300 participants in the action to improve foreign language skills and 3,161 accesses to the learning paths and publications.

In Mexico, a well-being website was created for team members called “Sentirte Bien,” which featured important medical information and psychological support via telephone. Team members also received financial support for purchasing functional chairs to improve the ergonomics of home workstations. In addition, new changes were adopted to comply with new Mexican regulations that improved the well-being of team members. With the support of the People & Organization team, topics related to the pandemic were constantly addressed in Town Halls, the good practices website.

Employee Value Proposition – BeUx

In response to one of team members’ main demands during BeUx co-creation sessions, in 2020, Braskem implemented the following initiatives:

▪	BeUx Connect: new integrated people management platform implemented in 2020 to offer team members a better experience and to represent the entire Human Resources value chain, from recruiting talent for the organization to when the employee leaves the organizations, including all the selection, hiring, development, education and recognition process, as well as others.
▪	New Competencies: launch of new competencies to improve continuous people development by incorporating increasingly transparent practices, expanding the scope of development opportunities and providing clear direction to what is expected from team members. With the new competencies, the new role expected from leaders in this context of constant transformation become clearer, while reinforcing transparency and meritocracy, which are key values in in corporate culture;
▪	Shared & Corporate Targets: new architecture of targets linked to team members’ variable compensation. Two more dimensions were incorporated into the existing individual targets: shared and corporate targets that not only foster greater collaboration across teams, but more closely link the individual deliveries of each team members to the organization’s strategy;
▪	Network Assessments: proposition to incorporate as many elements and as much evidence as possible to support team member development, making the assessment fairer while encouraging the behaviors expected by the organizational culture. Evaluations in network not only consider the leader’s direct perceptions, but also incorporate feedback from peers, the respective team members and other leaders;
▪	People Development: given the need for physical distancing, the development programs were successfully conducted virtually, which included the Welcome to the Next Stage Program, which focuses on new leaders, and the Young Graduate program. The satisfaction rate for the latter program improved in relation to 2019 (+84%);
▪	Internship Program: over 400 interns (approximately 83% college and 17% technical school) engaged in intern and training experiences developed by Corporate Education and Industrial Education, as well as on-the-job training. Braskem was recognized by the School-Company Integration Center (CIEE) with third place in the ranking of Best Intern Programs in the Manufacturers category.

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MANAGEMENT REPORT 2020

Diversity & Inclusion

Since 2014, Braskem’s Diversity, Equality & Inclusion program has carried out actions to ensure the Company becomes more diverse and inclusive and to guarantee a workplace free of prejudice and discrimination. The program has five working fronts focusing on inclusion and increasing the representation of historically under-represented groups: Gender Equality, Race & Ethnicity, LGBTQIA, Persons with Disabilities and Social-Economic (persons in situation of social vulnerability), each with specific strategies and objectives. Highlights of 2020 include the following accolades and actions:

Recognition

▪	Exame Diversity Guide: for the second straight year, Braskem was featured in the Exame Diversity Guide. Braskem was named Best Company in Chemicals & Petrochemicals due to its ongoing efforts through the Diversity & Inclusion Program, whose purpose is to promote the inclusion of minority groups and a workplace free of prejudice and discrimination;
▪	Bloomberg Gender Equality Index (GEI): in its first participation, Braskem was selected as a component of the Bloomberg Gender Equality Index (GEI), which evaluated criteria such as female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies and pro-women brand at 380 listed companies based in 44 countries.

Actions

▪	Diversity & Inclusion Affinity Networks: organization of groups of people to promote the inclusion, sense of belonging, empowerment and visibility of marginalized groups. The networks enable team members to connect and engage in fostering diversity and inclusion topics, especially those relating to women, blacks and LGBTQIAs;
▪	Diversity & Inclusion Week: a week with various online and global events in which approximately 1,500 team members participated. The events covered Braskem’s new behavioral competencies, which are important for promoting a more diverse and inclusive workplace. The goal of the week is to encourage reflection on the importance of self-knowledge, empathy, vulnerability and being inclusive, especially with marginalized groups;
▪	Diversity & Inclusion in Recruiting: (i) flexibilizing selection criteria for the inclusion of under-represented groups in the Intern Program by establishing 40% of vacancies without an English language requirement; and (ii) adoption of blind evaluation of résumés in recruiting processes, interview panels and structured scorecard assessments to reduce prejudices and promote equal opportunity;
▪	CEO Pledge for Diversity: undertaking the CEO Pledge for Diversity, which establishes the actions to be taken by CEOs for cultivating a workplace based on trust in which ideas are welcomed and employees feel comfortable and empowered to discuss diversity and inclusion;
▪	Training: in Brazil, training People and Organization team in the concepts of Diversity, Equality and Inclusion and working in people management to promote more diverse teams and more inclusive workplaces; in the United States, training to engage leaders and team members, which included 34 virtual training sessions on racial issue and the inclusion of African Americans; in Mexico, 7 training program on unconscious bias and the importance of promoting gender equality;
▪	Campaigns: internal communications to increase visibility and educate on important dates for minority groups, such as International Women’s Day, Day for the Elimination of Racial Discrimination, Day for the Elimination of LGBTQIA phobia Discrimination, LGBTQIA+ Pride Day and Black Consciousness Day.

10.3 CORPORATE SOCIAL RESPONSIBILITY

Private Social Investments & Donations are divided into the following action pillars: (i) local development; (ii) sustainable consumption and post-consumption; and (iii) sustainable innovation and entrepreneurship; which have the goal of: (1) increasing positive social and environmental impact; (2) promoting the Company as a provider of sustainable solutions; and (3) forging relationships based on trust and with local communities and other stakeholders. In 2020, Braskem focused on supporting local communities through an effective program involving volunteer work, private social investments and actions to combat the pandemic.

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MANAGEMENT REPORT 2020

Private Social Investments (ISPs) & Donations

In 2020, around R$33 million was directed to ISPs on a global scale, with 137 initiatives, while approximately R$10.6 million went to support the fight against the COVID pandemic in the form of products and financial assistance.

▪	Combatting COVID: Prevention actions individually and through partnerships with other companies in the petrochemical and plastics chain to support communities, healthcare professionals and other groups working on the front line to combat the pandemic. In all, there were 88 projects working to donate protective equipment, hygiene products, hospital products, rapid tests, food staple boxes and more;
▪	Social Actions in Communities: despite the challenging year, some 231,000 people, 405 schools and 3,300 teachers in all countries where Braskem has operations benefitted from these actions;
o	SER+: support for 1,200 recyclers from 40 Picking Units that are members of the Ser+ Program. Recyclers were heavily affected by the pandemic, which led Braskem to donate over the year food staple boxes over the year as well as Christmas Box, with the support of Braskem volunteers. Because of the pandemic, a virtual training platform was created to make available content and enable monthly virtual meetings with cooperative leaders;
o	Edukatu: the program was strengthened during the pandemic, since the online platform was widely used by teachers and students in the context of distance learning, under partnerships signed with municipal and state education departments. A new teaching path on the conscientious use of plastic also was created, which will become available to educators in 2021.
▪	Volunteer Program: actions were conducted remotely, without direct contact with beneficiaries, to keep alive the call for volunteers among the Company’s team members and support communities during a time of heightened social vulnerabilities. In all, 1,100 volunteers worked in 23 cities in 6 countries to help 21,000 beneficiaries.

Braskem Labs

Braskem Labs is Braskem’s startup acceleration program that, since 2015, support innovative solutions that use chemicals and/or plastics or are directly related to the petrochemical value chain to cause positive impact on society and/or the environment.

In 2020, the programs were adapted to the pandemic scenario, which made it possible to leverage even more the connections created and the engagement of other actors in the ecosystem and in our value chain, especially Akzo Nobel, AMBEV, BRF and Grupo Boticário as co-sponsors of the 2020 journey.

•	20 start-ups accelerated in the Scale and Ignition programs;
•	45% solutions presented relating to the Circular Economy;
•	25% of startups formed partnerships with Braskem and/or co-sponsors of the 2020 edition;
•	600+ participated in the two days of Demo Day;
•	50+ Braskem leaders and team members participated in the programs.
11.	CORPORATE GOVERNANCE

In 2020, Braskem filed the Certification Report (DOJ, SEC and MPF), Disclosure Report (DoJ) and Consent Report (SEC). The Company also obtained the certificate of conclusion of independent monitoring issued by the Brazil's Federal Prosecution Office (MPF), US Department of Justice (DoJ), and Securities and Exchange Commission (SEC) attesting that it had fulfilled all of its obligations under the leniency agreement and had implemented an effective and robust Compliance Program.

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During the year, it also filed the first and second reports of the Independent Monitorship of Brazil’s Office of the Federal Controller General (CGU).

For the fourth straight year, the Global Compliance survey was conducted, which registered a record number of respondents (5,065). The survey, which is applied annually on a voluntary basis, aims to verify team members’ understanding of compliance terms and to identify opportunities for actions to enhance compliance. In the 2020 edition, the engagement of Braskem team members and the concept of compliance as the everyone’s responsibility became even more apparent.

In 2020, Braskem signed the private sector commitment to promote the integrity of the production chain, which was announced by the International Chamber of Commerce (ICC Brasil), which demonstrates the importance of scaling up good compliance practices in production chains as well.

Meanwhile, in Mexico, Braskem Idesa was recognized by Amitai and Fortune’s Magazine in the category Most Ethical Companies 2020. Two compliance professionals (CCO and Head of Compliance for South America) were recognized by the Compliance on Top Awards by being named most admired executives in the industry in Brazil.

Also in 2020, Braskem made progress in adapting to the environment of the General Law on Data Protection (LGPD) in Brazil, and also advanced in the Global Privacy and Data Protection Program (Mexico, United States and Europe). The initiatives include improving processes, creating and revising procedures, signing international data transfer agreements, creating an internal committee on privacy and training key people.

In 2020, in line with the guidelines established in its Global Policy on Risk Management, Braskem has continued to evolve and had relevant improvements in its adoption of best practices in Enterprise Risk Management (ERM), with the aim of protecting shareholders’ tangible and intangible assets, ensuring people safety and protecting the environment and local communities. The ERM process involves identifying risks, assessing their impacts and determining the applicable treatment measures. As a result, the Company frequently revisits its risk matrix and treatment of the scenarios identified and prioritized, especially those involving social and environment aspects, which are prioritized by the Company.

External Audit

The Company has a Pre-Approval Policy for Contracting Services that can be provided by the independent auditors, which was formalized and approved by the Board of Directors in the meeting held on June 22, 2005 (“Policy on Audit Services”). The Policy lists the services that may not be provided by the independent auditors (exemplifying a few situations) under penalty of being characterized as a loss of objectivity and independence of the external auditors.

In 2020, non-audit services were not provided by the independent auditors.

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ANNEX I

Consolidated Statement of Operations

APPENDIX II

Calculation of Consolidated Recurring Operating Result

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APPENDIX III

Consolidated Balance Sheet

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.